UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

SCHEDULE TO
TENDER OFFER STATEMENT UNDER SECTION 14(d)(1) OR 13(e)(1)
OF THE SECURITIES EXCHANGE ACT OF 1934
(AMENDMENT NO. 4)

WESTROCK COFFEE COMPANY
(Name of Subject Company and Filing Person (Issuer))

Warrants to Acquire Shares of Common Stock (Title of Class of Securities)	96145W111 and 96145W129 (CUSIP Number of Class of Securities)
Robert P. McKinney
4009 N. Rodney Parham Rd.
4th Floor
Little Rock, Arkansas 72212
Telephone: (501) 918-9358
(Name, address, and telephone numbers of person authorized to receive notices and communications on behalf of filing persons)

Copies of communications to:
Brandon C. Price, Esq.
Wachtell, Lipton, Rosen & Katz
51 West 52nd Street
New York, New York 10019
Telephone: (212) 403-1000

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Check the box if the filing relates solely to preliminary communications before the commencement of a tender offer.

Check the appropriate boxes below to designate any transactions to which the statement relates:
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third-party tender offer subject to Rule 14d-1.

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issuer tender offer subject to Rule 13e-4.

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going-private transaction subject to Rule 13e-3.

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amendment to Schedule 13D under Rule 13d-2.

Check the following box if the filing is a final amendment reporting the results of the tender offer: ☒
If applicable, check the appropriate box(es) below to designate the appropriate rule provision(s) relied upon:
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Rule 13e-4(i) (Cross-Border Issuer Tender Offer)

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Rule 14d-1(d) (Cross-Border Third-Party Tender Offer)

This Amendment No. 4 amends and supplements the Tender Offer Statement on Schedule TO originally filed by Westrock Coffee Company, a Delaware corporation (the “Company,” “us,” or “we”), with the U.S. Securities and Exchange Commission (“the SEC”) on August 28, 2024 (as amended or supplemented from time to time, the “Schedule TO”). The Schedule TO relates to an offer by the Company to all holders of the Company’s warrants, including the public warrants and the private placement warrants to purchase shares of the Company’s common stock, par value $0.01 per share (“common shares”), to receive 0.290 common shares in exchange for each outstanding warrant tendered by the holder and exchanged pursuant to the offer (the “Offer”).
Concurrently with the Offer, we also solicited consents (the “Consent Solicitation”) from holders of the warrants to amend that certain amended and restated warrant agreement, dated as of August 25, 2022, by and between the Company and Computershare Inc., a Delaware corporation, and its affiliate, Computershare Trust Company, N.A., a federally chartered trust company, as warrant agent, to permit the Company to require that each (x) public warrant that is outstanding upon the closing of the Offer be exchanged for 0.261 common shares, which is a ratio 10% less than the exchange ratio applicable to the Offer and (y) that each private placement warrant that is outstanding upon the closing of the Offer be exchanged for 0.261 common shares, which is a ratio 10% less than the exchange ratio applicable to the Offer.
On September 26, 2024, the Offer and Consent Solicitation expired. This Amendment No. 4 is being filed to report the results of the Offer.
This Amendment No. 4 shall be read together with the Schedule TO. Except as specifically provided herein, this Amendment No. 4 does not modify any of the information previously reported on the Schedule TO.
Item 11.   Additional Information.
Item 11(b) of the Schedule TO is hereby replaced with the following paragraph:
“The Offer and Consent Solicitation expired on September 26, 2024, at 5:00 p.m., Eastern Time (the “Expiration Date”), in accordance with its terms. The Company has been advised that as of the Expiration Date, (x) 16,676,541 outstanding public warrants were validly tendered and not validly withdrawn in the Offer and Consent Solicitation, representing approximately 97.42% of the public warrants and (y) 2,026,046 outstanding private placement warrants were validly tendered and not validly withdrawn in the Offer and Consent Solicitation, representing 100% of the private placement warrants. The Company has accepted all validly tendered public warrants and private placement warrants for exchange and expects settlement to occur on or about September 30, 2024. In addition, pursuant to the Consent Solicitation, the Company received the approval of holders of approximately 97.42% of the outstanding public warrants and 100% of the outstanding private placement warrants to adopt the Warrant Amendment (as defined in the Prospectus/Offer to Exchange), which exceeds (x) the required 50% threshold of the outstanding public warrants required to amend the Warrant Agreement with respect to the public warrants and (y) the required 50% threshold of the outstanding private placement warrants required to amend the Warrant Agreement with respect to the private placement warrants. Accordingly, the Company expects to execute the Warrant Amendment (as defined in the Prospectus/Offer to Exchange) concurrently with the settlement of the Offer.
On September 27, 2024, the Company issued a press release announcing the results of the Offer as set forth above. A copy of the press release is filed herewith as Exhibit (a)(5)(B).”

SIGNATURE
After due inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete, and correct.
WESTROCK COFFEE COMPANY

By:
/s/ Robert P. McKinney

Name:
Robert P. McKinney

Title:
Chief Legal Officer and Corporate Secretary

Dated: September 27, 2024